Exhibit 99.1

Polyrizon Submits Pre-Request for Designation to FDA for PL-16 Viral Blocker Designed to Reduce the Exposure to Influenza and Cold Viruses

The PL-16 Viral Blocker has shown over 90% success in protection of cells against viruses

Raanana, Israel, Dec. 19, 2025 (GLOBE NEWSWIRE) -- Polyrizon Ltd., a pre-clinical-stage biotechnology company developing intranasal protective solutions, announced today that it has submitted a Pre-Request for Designation (Pre-RFD) to the U.S. Food and Drug Administration (FDA) for its PL-16 Viral Blocker, a non-pharmacological intranasal product designed to reduce exposure to airborne respiratory viruses, including influenza and cold viruses, by forming a temporary physical barrier on the nasal mucosa.

The Pre-RFD submission initiates a formal regulatory dialogue with the FDA regarding the appropriate regulatory pathway for PL-16 Viral Blocker, based on its formulation and physical mode of action.

This step comes at a time when seasonal respiratory infections remain a significant public health challenge. According to preliminary model-based estimates from the CDC, the 2025–2026 flu season has already resulted in at least 2.9 million symptomatic illnesses, 1.4 million medical visits, 30,000 hospitalizations, and 1,200 deaths (including about 12 pediatric deaths). These figures are early-season estimates and are expected to rise substantially as winter progresses; in a typical full flu season, illnesses can reach 9–41 million, with hundreds of thousands of hospitalizations.

About PL-16 Viral Blocker

PL-16 is a metered-dose intranasal spray containing a hydrogel formulation composed of biodegradable polymers, together with standard excipients. Upon application, PL-16 forms a thin, muco-adhesive hydrogel layer that acts as a physical barrier, mechanically reducing contact between inhaled airborne particles and the nasal epithelium.

The product is intended for local, topical use only, with no systemic exposure and no intended pharmacological, immunological, or metabolic activity.

Supporting Preclinical Evidence

The Pre-RFD submission is supported by a comprehensive package of in-vitro mechanistic studies, demonstrating that PL-16 acts via physical blocking:

●	Viral blocking efficacy: In-vitro assays demonstrated that PL-16 preserved cell viability following exposure to influenza A (H1N1) and human coronavirus 229E by preventing viral access to cells.

●	Blocking vs. virucidal differentiation: Dedicated studies confirmed that viruses remain infective after being recovered from the PL-16 Viral Blocker hydrogel, supporting a purely mechanical barrier mechanism.

●	Dynamic barrier validation: Transwell-based experiments demonstrated effective viral blocking over several hours under dynamic conditions.

Strategic Context

The PL-16 Viral Blocker program is part of Polyrizon’s broader strategy to develop non-medicated intranasal solutions designed to reduce exposure to airborne particles through physical barrier mechanisms. This strategy builds on the company’s existing Capture and Contain (C&CTM) technology platform, including PL-14 Allergy Blocker, which is designed to reduce exposure to airborne allergens using a similar non-pharmacological, locally acting approach. Together, these programs reflect Polyrizon’s focus on scalable, drug-free nasal technologies addressing multiple exposure-driven respiratory indications.

Market Opportunity: Cold & Flu

According to Fortune Business Insights, the global nasal spray market size was USD 29.83 billion in 2024. The market is projected to grow from USD 32.43 billion in 2025 to USD 58.90 billion by 2032, exhibiting a CAGR of 8.9% during the forecast period Seasonal respiratory infections such as common cold and influenza represent a large and recurring global market, with billions of episodes annually and substantial economic burden driven by lost productivity and healthcare utilization. Despite this, most available preventive options are either pharmaceutical, symptom-focused, or vaccine-dependent. There is growing consumer and public health interest in non-drug, locally acting solutions that can be used preventively, intermittently, and alongside existing measures to reduce exposure during periods of elevated risk.

Next Steps

Polyrizon will engage with the FDA following receipt of Pre-RFD feedback to align on next development steps for PL-16. The company continues to advance its intranasal platform toward additional indications focused on non-medicated, barrier-based respiratory protection.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected numbers of symptomatic illnesses, medical visits, hospitalizations, and deaths in the flu season, its strategy to develop non-medicated intranasal solutions designed to reduce exposure to airborne particles through physical barrier mechanisms, the expected growth of the global nasal spray market, the potential market opportunities relating to seasonal respiratory infections, growing consumer and public health interest in non-drug, locally acting solutions, the timing and progress of the Company’s clinical trials and regulatory processes, and how the Company continues to advance its intranasal platform toward additional indications focused on non-medicated, barrier-based respiratory protection. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 11, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty

Investor Relations

IR@polyrizon-biotech.com